EXHIBIT 99.1

B Communications Reports its Financial Results
for the Second Quarter of 2014

- NIS 107 million net income resulting from Bezeq's YAD2 transaction -

Ramat Gan, Israel – August 7, 2014 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the second quarter ended June 30, 2014.

Bezeq’s Results: For the second quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($654 million) and operating profit of NIS 1.2 billion ($359 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.6 billion ($452 million), representing an EBITDA margin of 69.0%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 810 million ($236 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.1 billion ($312 million).

Yad2 Transaction: On May 20, 2014, Bezeq concluded the sale of Coral-Tel Ltd. ("Yad2"), a company fully controlled by Bezeq through its ownership of Walla! Communications Ltd., that is engaged in the operation of a second-hand sales web site, for a total consideration of approximately NIS 805 million ($234 million). As a result, Bezeq recorded a one-time capital gain of NIS 582 million ($169 million) before tax that was reported under other operating income.

Cash Position: As of June 30, 2014, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 698 million ($203 million). As of June 30, 2014, the outstanding amount of B Communications’ Senior Secured Notes (7⅜%) was NIS 2.7 billion ($788 million) and Series B Debentures was NIS 708 million ($206 million), both amounts include accrued interest and unamortized premiums, discounts and debt issuance costs.

B Communications’ Unconsolidated Balance Sheet Data (in millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Debentures and loans
Senior Secured Notes 7⅜%	2,709	788	-	-
Series B Debentures	708	206	527	706
Series A Debentures	-	-	186	193
Bank and institutional loans	-	-	2,978	2,502
Total	3,417	994	3,691	3,401

Liquidity balances
Lockbox account(1)	301	88	589	209
Unrestricted Cash(2)	397	115	156	455
Total	698	203	745	664

(1)
Lockbox Account - one or more accounts designated as a Lockbox Account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as Collateral to the Security Agent for the benefit of the holders of the Senior Secured Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a Lockbox account.

(2)
Unrestricted Cash - any funds, property or assets (including any property or assets acquired with or earned on such Unrestricted Cash) not expressly required by the terms of the Indenture for the Senior Secured Notes to be deposited in or allocated to the Lockbox Account and any other funds with respect to which the Indenture expressly provides that such funds shall constitute Unrestricted Cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the Lockbox Account; provided that no specified shares or collateral shall constitute Unrestricted Cash.

B Communications' Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications' investment policy approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On March 5, 2014, Bezeq's Board of Directors resolved to recommend to its General Meeting of Shareholders the distribution of a cash dividend of NIS 802 million ($233 million). On March 27, 2014, Bezeq's shareholders approved the dividend distribution and on April 23, 2014, B Communications received its share totaling approximately NIS 248 million ($72 million).

On August 6, 2014, the Board of Directors of Bezeq resolved to recommend to the General Meeting of Shareholders the distribution of 100% of its profits for the first half of 2014 as a cash dividend to shareholders in the amount of NIS 1,267 million ($369 million). The record date for the distribution of the dividend, which is subject to shareholder approval, will be September 15, 2014 and the payment date will be October 2, 2014. B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 391 million ($114 million).

B Communications’ Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2014 totaled NIS 2,250 million ($654 million), a 4.3% decrease compared with NIS 2,351 million reported in the second quarter of 2013. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the second quarter of 2014 totaled NIS 1,040 million ($303 million), an 89.1% increase compared with NIS 550 million reported in the second quarter of 2013. The increase was primarily attributed to Bezeq's Yad2 transaction that resulted in NIS 582 million ($169 million) of other operating income in the second quarter of 2014.

B Communications’ consolidated net income for the second quarter of 2014 totaled NIS 572 million ($166 million), a 111.1% increase compared with NIS 271 million reported in the second quarter of 2013. The increase was primarily attributed to the sale of Yad2 by Bezeq during the second quarter of 2014.

B Communications’ Second Quarter Unconsolidated Financial Results

As of June 30, 2014 B Communications’ held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the second quarter of 2014 totaled NIS 250 million ($73 million), a 71.2% increase compared with NIS 146 million reported in the second quarter of 2013.

During the second quarter of 2014, B Communications recorded net amortization expenses of NIS 42 million ($12 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its unconsolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2014, B Communications has amortized approximately 63% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ unconsolidated net financial expenses for the second quarter of 2014 totaled NIS 100 million ($29 million) compared to NIS 62 million in the second quarter of 2013. Financial expenses during the second quarter of 2014 include, NIS 69 million ($20 million) related to the publicly traded Series B Debentures and the Senior Secured Notes and NIS 28 million ($8 million) of non-cash net expenses related to the revaluation of the cross-currency swap (“CCS”) hedge transactions related to the Senior Secured Notes. The CCS transactions do not qualify for hedge accounting. In accordance with IAS 39, derivatives that do not qualify for hedge accounting are recognized on the statement of financial position at their fair value, with changes in the fair value recognized as a component of “financial expenses, net” in the statement of income. B Communications expects that these non-cash revaluation expenses will fully offset against the USD denominated Senior Secured Notes over the term of the hedge transactions. Until then, such revaluation expenses could have a material adverse effect on B Communications’ statement of income due to the volatility of the fair value valuation method. In addition, B Communication recorded NIS 3 million ($1 million) of financial expenses generated by short term investments.

B Communications’ net income attributable to shareholders for the second quarter of 2014 was NIS 107 million ($31 million) compared to net income attributable to shareholders of NIS 40 million reported in the second quarter of 2013.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(100)	(29)	(62)	(211)
Other and income tax expenses	(1)	(1)	(1)	(12)
PPA amortization, net	(42)	(12)	(43)	(186)
Interest in Bezeq's net income	250	73	146	546
Net income	107	31	40	137

Comments of Management

Commenting on the results, Mr. Doron Turgeman, B Communications’ CEO, stated, “During the second quarter, we continued to make progress in line with our business plan, leveraging Bezeq's stable platform and unique strength to achieve our goals. With full confidence in Bezeq's long term cash generating power, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2014. For a full discussion of Bezeq’s results for the second quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2014	Q2 2013	% change
	(NIS millions)

Revenues	2,250	2,351	(4.3)%
Operating profit	1,234	744	65.9%
EBITDA	1,553	1,070	45.1%
EBITDA margin	69.0%	45.5%
Net profit attributable to Bezeq's shareholders	810	473	71.2%
Diluted EPS (NIS)	0.29	0.17	70.6%
Cash flow from operating activities	1,064	1,102	(3.4)%
Payments for investments	323	301	7.3%
Free cash flow 1	787	924	(14.8)%
Net debt/EBITDA (end of period) 2	1.54	1.83

1  Free cash flow is defined as cash flow from operating activities less net payments for investments.  The net proceeds from the sale of "Yad2" (net of tax) are presented as part of cash flow from investment activities, and the sale therefore had no effect on the free cash flow of the Group.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2014 amounted to NIS 2.25 billion ($654 million) compared with NIS 2.35 billion in the corresponding quarter of 2013, a decrease of 4.3%. The reduction in the Bezeq Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which were influenced by a decrease in fixed call termination rates.

Salary expenses of the Bezeq Group in the second quarter of 2014 amounted to NIS 443 million ($129 million) compared with NIS 468 million in the corresponding quarter of 2013, a decrease of 5.3%. The decrease in the Bezeq Group salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share based payments.

Operating expenses of the Bezeq Group in the second quarter of 2014 amounted to NIS 822 million ($239 million) compared with NIS 831 million in the corresponding quarter of 2013, a decrease of 1.1%. The decrease in the Bezeq Group operating expenses was primarily due to a reduction in equipment and interconnect expenses. The decrease was partially offset by an increase in building maintenance expenses due to a one-time reduction in the corresponding quarter of 2013 as a result of a change in estimates of lease payments for building sites.

Profitability metrics of the Bezeq Group in the second quarter of 2014 were influenced by the one-time NIS 582 million ($169 million) gain from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Operating profit of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.23 billion ($359 million) compared with NIS 744 million in the corresponding quarter of 2013, an increase of 65.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.55 billion ($452 million) (EBITDA margin of 69.0%) compared with NIS 1.07 billion (EBITDA margin of 45.5%) in the corresponding quarter of 2013, an increase of 45.1%.

Net profit attributable to Bezeq's shareholders in the second quarter of 2014 amounted to NIS 810 million ($236 million) compared with NIS 473 million in the corresponding quarter of 2013, an increase of 71.2%.

Operating cash flow of the Bezeq Group in the second quarter of 2014 amounted to NIS 1.06 billion ($309 million) compared with NIS 1.10 billion in the corresponding quarter of 2013, a decrease of 3.4%. The Bezeq Group positive trend of stable and strong cash flows continued in the second quarter of 2014. Bezeq Group's financial strength and stable cash flows are primarily a result of the Bezeq Group's leading market positions as well as the diversification of its operating activities and revenue sources.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2014 amounted to NIS 323 million ($94 million) compared with NIS 301 million in the corresponding quarter of 2013, an increase of 7.3%. The increase was primarily due to the continued acceleration of the nationwide roll-out of Bezeq’s fiber optic network.

Free cash flow of the Bezeq Group in the second quarter of 2014 amounted to NIS 787 million ($229 million) compared with NIS 924 million in the corresponding quarter of 2013, a decrease of 14.8%. The decrease in the Bezeq Group free cash flow was primarily due to an increase in investments as well as a decrease in proceeds from the sale of real estate due to timing differences. It should be noted that the net proceeds from the sale of "Yad2" (net of tax) are classified as cash flow from investment activities, and the sale therefore is not included in the free cash flow of the Group.

Net financial debt of the Bezeq Group amounted to NIS 6.95 billion ($2 Billion) at June 30, 2014 compared with NIS 7.93 billion as of June 30, 2013.  At the end of June 2014, the Bezeq Group net financial debt to EBITDA was 1.54, compared with 1.83 at the end of June 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2014 (NIS 3.438 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	703	204	646	739
Restricted cash	73	21	-	-
Investments, including derivative financial instruments	2,319	675	2,106	1,667
Trade receivables, net	2,335	679	2,863	2,651
Other receivables	329	96	339	349
Inventory	89	26	142	117
Assets classified as held-for-sale	135	39	238	217

Total current assets	5,983	1,740	6,334	5,740

Investments, including derivative financial instruments	80	23	89	81
Long-term trade and other receivables	587	171	817	652
Property, plant and equipment	6,542	1,903	6,626	6,541
Intangible assets	6,175	1,796	6,966	6,613
Deferred and other expenses	370	108	394	381
Investment in equity-accounted investee (mainly loans)	1,014	295	1,015	1,015
Deferred tax assets	35	10	66	60

Total non-current assets	14,803	4,306	15,973	15,343

Total assets	20,786	6,046	22,307	21,083

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,554	452	1,497	1,451
Trade payables	639	186	686	721
Other payables, including derivative
financial instruments	680	198	669	736
Dividend payable	-	-	338	-
Current tax liabilities	727	211	732	659
Provisions	133	39	124	125
Employee benefits	378	110	273	257
Total current liabilities	4,111	1,196	4,319	3,949

Debentures	7,765	2,259	5,420	6,027
Bank loans	3,453	1,004	6,227	5,223
Loans from institutions and others	-	-	542	548
Employee benefits	229	67	256	234
Other liabilities	299	87	86	90
Provisions	68	20	67	68
Deferred tax liabilities	899	261	1,063	1,032
Total non-current liabilities	12,713	3,698	13,661	13,222

Total liabilities	16,824	4,894	17,980	17,171

Equity
Total equity attributable to equity holders
of the Company	894	260	1,058	995
Non-controlling interests	3,068	892	3,269	2,917

Total equity	3,962	1,152	4,327	3,912

Total liabilities and equity	20,786	6,046	22,307	21,083

B Communications Ltd.

Consolidated Statements of Income for the

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2014	2014	2013	2014	2014	2013	2013
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,561	1,327	4,756	2,250	654	2,351	9,563

Cost and expenses
Depreciation and amortization	941	274	981	472	137	489	2,014
Salaries	891	259	969	443	129	469	1,873
General and operating expenses	1,693	492	1,720	823	239	831	3,584
Other operating expenses
(income), net	(536)	(156)	(29)	(528)	(154)	12	57

	2,989	869	3,641	1,210	351	1,801	7,528

Operating income	1,572	458	1,115	1,040	303	550	2,035

Financing expenses, net	471	137	144	126	37	79	320

Income after financing
expenses, net	1,101	321	971	914	266	471	1,715

Share of losses in
equity-accounted investee	98	29	107	79	23	67	252

Income before income tax	1,003	292	864	835	243	404	1,463

Income tax	394	115	286	263	77	133	524

Net income for the period	609	177	578	572	166	271	939

Income (loss) attributable to:
Owners of the company	(96)	(28)	101	107	31	40	137
Non-controlling interests	705	205	477	465	135	231	802

Net income for the period	609	177	578	572	166	271	939

Earnings per share
Basic income (loss) per share	(3.23)	(0.94)	3.37	3.57	1.04	1.33	4.56
Diluted income (loss) per share	(3.30)	(0.96)	3.37	3.52	1.02	1.32	4.50

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Operating income	1,234	359	744
Depreciation and amortization	319	93	326

EBITDA	1,553	452	1,070

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Cash flow from operating activities	1,064	310	1,102
Purchase of property, plant and equipment	(281)	(82)	(252)
Investment in intangible assets and deferred expenses	(42)	(12)	(49)
Proceeds from the sale of property, plant and equipment	46	13	123

Free cash flow	787	229	924